                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X                   Form 40-F
                          ------                          ------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                              No   X
                          ------                          ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

Attached hereto and incorporated by reference herein are the following:

     (i) Consolidated financial statements of Tefron Ltd. for the fiscal quarter ended March 31, 2004, prepared in accordance with generally accepted accounting principles in the United States. These financial statements were attached to the quarterly report of Macpell Industries Ltd., an Israeli company which owns approximately 35% of the outstanding ordinary shares of Tefron. Macpell is required by the Israeli Securities Authority to attach to its quarterly financial statements for the period ended March 31, 2004, the financial statements of Tefron.

          These financial statements are in addition to the financial statements of Tefron Ltd. for the quarter ended March 31, 2004, that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2004.

     (ii) Management's discussion and analysis of financial condition and results of operations for the fiscal quarter ended March 31, 2004, with respect to the financial statements of Tefron.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                          By: /s/ Gil Rozen
                                             --------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                             --------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Finance Manager


Date: May 31, 2004

                        TEFRON LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                              AS OF MARCH 31, 2004


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED



                                      INDEX


                                                                        PAGE
                                                                     ----------

REVIEW REPORT OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL
 STATEMENTS                                                              2

CONSOLIDATED BALANCE SHEETS                                            3 - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                    5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY               6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  7 - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             9 - 10


                                   - - - - - - -

[LOGO] ERNST & YOUNG
                      |X| KOST FORER GABBAY & KASIERER  |X| Phone: 972-3-6232525
                          3 Aminadav St.                    Fax: 972-3-5622555
                          Tel-Aviv 67067, Israel



The Board of Directors
Tefron Ltd.
-----------


               Re: Review report of unaudited interim consolidated financial statements as of and for the three months period ended March 31, 2004
                   -------------------------------------------------------------


     At your request, we have reviewed the accompanying consolidated balance sheet of Tefron Ltd. ("the Company") and its subsidiaries as of March 31, 2004, the related consolidated statements of operations, the consolidated statements of cash flows and the changes in shareholders' equity for the three months period ended March 31, 2004, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.

     A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
May 12, 2004                               A Member of Ernst & Young Global


                                                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                           MARCH 31,
                                                                 ------------------------------   DECEMBER 31,
                                                                      2004            2003            2003
                                                                 --------------- -------------- ----------------
                                                                           UNAUDITED
                                                                 ------------------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                        $     2,809     $     5,854    $      6,877
  Trade receivables (net of allowance for doubtful debts)               26,523          18,880          24,917
  Inventories                                                           32,244          26,468          31,676
  Other accounts receivable and prepaid expenses                         5,938           5,060           6,166
                                                                 --------------- -------------- ----------------

Total current assets                                                    67,514          56,262          69,636
                                                                 --------------- -------------- ----------------

SEVERANCE PAY FUND                                                         204             411             217
                                                                 --------------- -------------- ----------------

PROPERTY, PLANT AND EQUIPMENT:
  Cost                                                                 160,459         153,531         157,734
  Less - accumulated depreciation                                       62,582          57,299          60,261
                                                                 --------------- -------------- ----------------

  Property, plant and equipment, net                                    97,877          96,232          97,473
                                                                 --------------- -------------- ----------------

OTHER ASSETS:
  Goodwill                                                              30,865          30,743          30,865
  Deferred taxes                                                         2,871           3,961           3,428
  Investment in affiliated companies                                       296             500             296
  Advance to supplier of equipment                                           -           1,428               -
  Other                                                                    726           1,154             806
                                                                 --------------- -------------- ----------------

TOTAL other assets                                                      34,758          37,786          35,395
                                                                 --------------- -------------- ----------------

TOTAL assets                                                       $   200,353     $   190,691    $    202,721
                                                                 =============== ============== ================


The accompanying notes are an integral part of the consolidated financial statements

                                                      -3-


CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                           MARCH 31,
                                                                 ------------------------------   DECEMBER 31,
                                                                      2004            2003            2003
                                                                 --------------- -------------- ---------------
                                                                           UNAUDITED
                                                                 ------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                           $    31,436     $    17,298    $     31,761
  Current maturities of long-term debt:
    Banks and other loans                                               11,286          15,610          10,328
    Capital leases                                                         952           2,175           1,367
  Trade payables                                                        29,578          20,591          29,558
  Other accounts payable and accrued expenses                           12,736           7,852          11,146
                                                                 --------------- -------------- ---------------

TOTAL current liabilities                                               85,988          63,526          84,160
                                                                 --------------- -------------- ---------------

LONG-TERM LIABILITIES:
  Banks and other loans                                                 51,736          58,810          56,471
  Capital leases                                                           121           2,566             327
  Deferred taxes                                                         7,750           8,613           7,570
  Accrued severance pay                                                  2,504           2,208           2,486
                                                                 --------------- -------------- ---------------

TOTAL long-term liabilities                                             62,111          72,197          66,854
                                                                 --------------- -------------- ---------------

MINORITY INTEREST                                                       15,493          13,846          15,052
                                                                 --------------- -------------- ---------------

TOTAL liabilities                                                      163,592         149,569         166,066
                                                                 --------------- -------------- ---------------

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 1 par value: Authorized: 50,000,000
      shares; Issued and outstanding: 13,409,566 shares                  5,575           5,575           5,575
    Deferred shares of NIS 1 par value: Authorized, issued and
      outstanding: 4,500 shares                                              1               1               1
  Additional paid-in capital                                            62,810          62,810          62,810
  Accumulated deficit                                                  (24,217)        (19,856)        (24,323)
                                                                 --------------- -------------- ---------------

                                                                        44,169          48,530          44,063
  Less - 997,400 Ordinary shares in treasury, at cost                    7,408           7,408           7,408
                                                                 --------------- -------------- ---------------

Total shareholders' equity                                              36,761          41,122          36,655
                                                                 --------------- -------------- ---------------

Total liabilities and shareholders' equity                         $   200,353     $   190,691    $    202,721
                                                                 =============== ============== ===============

The accompanying notes are an integral part of the consolidated financial statements



           May 12, 2004
----------------------------------    -------------------------------------   ---------------------------------
     Date of approval of the                     Arie Wolfson                            Yos Shiran
       financial statements                        Chairman                        Chief Executive Officer
                                                                                         and Director

                                                      -4-


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                       THREE MONTHS ENDED
                                                                            MARCH 31,               YEAR ENDED
                                                                   ----------------------------     DECEMBER 31,
                                                                       2004           2003             2003
                                                                   -------------  -------------  -----------------
                                                                            UNAUDITED
                                                                   ---------------------------

Sales                                                               $   48,858     $   42,389      $      163,086
Cost of sales                                                           41,645         34,212             138,090
                                                                   -------------  -------------  -----------------

Gross profit                                                             7,213          8,177              24,996
Selling, general and administrative expenses                             5,245          4,927              20,323
                                                                   -------------  -------------  -----------------

Operating income                                                         1,968          3,250               4,673
Financial expenses, net                                                    430          1,171               5,628
Other income, net                                                          (23)          (125)               (228)
                                                                   -------------  -------------  -----------------

Income (loss) before taxes on income                                     1,561          2,204                (727)
Taxes on income                                                            885            479                 (92)
                                                                   -------------  -------------  -----------------

Income (loss) after income taxes                                           676          1,725                (635)
Equity in losses of affiliates                                               -             78                 183
Minority interest in earnings of a subsidiary                              570            633               2,550
Pre-acquisition loss of subsidiary since April 1, 2003                       -              -                  85
                                                                   -------------  -------------  -----------------

Net income (loss)                                                   $      106     $    1,014      $       (3,453)
                                                                   =============  =============  =================

Basic and diluted net income (loss) per share                       $     0.01     $     0.08      $        (0.28)
                                                                   =============  =============  =================




The accompanying notes are an integral part of the consolidated financial statements

                                                  -5-


                                                                                          TEFRON LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                          ORDINARY SHARES          ADDITIONAL
                                     --------------------------     PAID-IN      ACCUMULATED      TREASURY
                                      NUMBER *)       AMOUNT        CAPITAL        DEFICIT         SHARES         TOTAL
                                     ------------   -----------   -----------   --------------  ------------   -----------
Balance as of January 1, 2003          12,412,166        5,576        62,810        (20,870)        (7,408)        40,108

Net loss                                        -            -             -         (3,453)             -         (3,453)
                                     ------------   -----------   -----------   --------------  ------------   -----------

Balance as of December 31, 2003        12,412,166        5,576        62,810        (24,323)        (7,408)        36,655

Net income                                      -            -             -            106              -            106
                                     ------------   -----------   -----------   --------------  ------------   -----------

Balance as of March 31, 2004
(Unaudited)                            12,412,166     $  5,576      $ 62,810     $  (24,217)     $  (7,408)     $  36,761
                                     ============   ===========   ===========   ==============  ============   ===========

Balance as of January 1, 2003          12,412,166     $  5,576      $ 62,810     $  (20,870)     $  (7,408)     $  40,108

Net income                                      -            -             -          1,014              -          1,014
                                     ------------   -----------   -----------   --------------  ------------   -----------

Balance as of March 31, 2003
(Unaudited)                            12,412,166     $  5,576      $ 62,810     $  (19,856)     $  (7,408)     $  41,122
                                     ============   ===========   ===========   ==============  ============   ===========


*) Net of 997,400 Ordinary shares in treasury.


The accompanying notes are an integral part of the consolidated financial statements.

                                                        -6-


                                                                                       TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,                  YEAR ENDED
                                                                    -----------------------------       DECEMBER 31,
                                                                         2004              2003             2003
                                                                    --------------  --------------  -------------------
                                                                                UNAUDITED
                                                                    ------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                  $       106    $     1,014       $       (3,453)
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities (a)                                   2,346            223                6,329
                                                                    --------------  --------------  -------------------

Net cash provided by operating activities                                   2,452          1,237                2,876
                                                                    --------------  --------------  -------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in property, plant and equipment                             (2,002)        (1,227)              (4,123)
   Investment grants received                                                 312          1,861                1,868
   Investment in affiliated companies                                           -           (105)                (125)
   Proceeds from sale of property, plant and equipment                         22            125                  499
   Payment for acquisition of subsidiary (b)                                    -              -                  300
                                                                    --------------  --------------  -------------------

 Net cash provided by (used in) investing activities                       (1,668)           654               (1,581)
                                                                    --------------  --------------  -------------------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Receipt of long-term bank loans                                              -              -                8,500
   Repayment of long-term bank loans and other loans                       (3,777)        (4,454)             (22,614)
   Payment under capital lease                                               (621)          (508)              (1,691)
   Receipt under capital lease                                                  -              -                  175
   Increase (decrease) in short-term bank credit, net                        (325)         2,531               15,636
   Dividend paid to minority interest in subsidiaries                        (129)          (348)              (1,166)
                                                                    --------------  --------------  -------------------

 Net cash used in financing activities                                     (4,852)        (2,779)              (1,160)
                                                                    --------------  --------------  -------------------

 Increase (decrease) in cash and cash equivalents                          (4,068)          (888)                 135
 Cash and cash equivalents at the beginning of the period                   6,877          6,742                6,742
                                                                    --------------  --------------  -------------------

 Cash and cash equivalents at the end of the period                   $     2,809    $     5,854      $         6,877
                                                                    ==============  ==============  ===================


The accompanying notes are an integral part of the consolidated financial statements.

                                                      -7-


                                                                                       TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,                  YEAR ENDED
                                                                    -----------------------------       DECEMBER 31,
                                                                         2004              2003             2003
                                                                    --------------  --------------  -------------------
                                                                                UNAUDITED
                                                                    ------------------------------

(a) ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED
      BY OPERATING ACTIVITIES:
      Depreciation and amortization                                   $     2,318    $     1,984      $         7,673
      Increase (decrease) in accrued severance pay, net                        31            (35)                (692)
      Decrease (increase) in deferred income taxes                            751            479                 (289)
      Equity in losses of affiliated companies                                  -             78                  183
      Gain on sale of property and equipment, net                              (3)          (125)                (199)
      Minority interest in earnings of a subsidiary                           570            633                2,550
      Pre-acquisition loss of a subsidiary                                      -              -                   85

    CHANGES IN OPERATING ASSETS AND LIABILITIES:
      Decrease (increase) in trade receivables, net                        (1,606)         2,541               (3,006)
      Decrease (increase) in other accounts receivable and
        prepaid expenses                                                      422           (484)                (469)
      Increase in inventories                                                (568)          (262)              (4,482)
      Increase (decrease) in trade payables                                    36         (4,180)               3,911
      Increase (decrease) in other accounts payable and
        accrued expenses                                                      395           (406)               1,064
                                                                    --------------  --------------  -------------------

                                                                            2,346            223                6,329
                                                                    ==============  ==============  ===================

(b) Payment for acquisition of subsidiary
      Working capital, net                                            $         -    $         -      $          (692)
      Property and equipment, net                                               -              -                  369
      Goodwill                                                                  -              -                  122
      Accrued severance pay, net                                                -              -                  (99)
                                                                    --------------  --------------  -------------------

                                                                      $         -    $         -      $          (300)
                                                                    ==============  ==============  ===================

Supplemental disclosure of non-cash investing and
    financing  activities:                                            $       987    $       900      $         2,744
                                                                    ==============  ==============  ===================

Cash paid during the year in respect of:
    Interest paid                                                     $     1,067    $     1,296      $         3,538
                                                                    ==============  ==============  ===================

    Income taxes, net of refunds received.                            $       4.5    $         5      $            60
                                                                    ==============  ==============  ===================


The accompanying notes are an integral part of the consolidated financial statements.

                                                        -8-

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:-  SIGNIFICANT ACCOUNTING POLICIES

          The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2003, are applied consistently in these financial statements.

NOTE 2:-  UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

NOTE 3:-  SUBSEQUENT EVENTS

          On April 22, 2004, the Company had closed the previously announced Share Purchase Agreement with a partnership controlled by FIMI Opportunity Fund ("FIMI"). Also, the Company closed a separate Share Purchase Agreement with a group of investors represented by Mr. Zvi Limon (The Investor). Under the agreements, FIMI and The Investor received 3.53 million and 1.07 million Ordinary shares of the company, respectively, for a cash consideration of $ 15 million and $ 5 million, respectively.

NOTE 4:-  SEGMENT REPORTING

                                                               THREE MONTHS ENDED MARCH 31, 2004
                                            -----------------------------------------------------------------------
                                               CUT & SEW -                         HEALTH CARE
                                                 ISRAEL          SEAMLESS              USA           CONSOLIDATED
                                            ----------------  ----------------  ----------------  -----------------
          Sales to unaffiliated customers     $   19,036        $    21,319       $    8,503        $    48,858
                                            ================  ================  ================  =================

          Operating income                    $    2,074        $    (1,577)      $    1,471        $     1,968
                                            ================  ================  ================  =================

                                                               THREE MONTHS ENDED MARCH 31, 2003
                                            -----------------------------------------------------------------------
                                               CUT & SEW -                         HEALTH CARE
                                                 ISRAEL          SEAMLESS              USA           CONSOLIDATED
                                            ----------------  ----------------  ----------------  -----------------

          Sales to unaffiliated customers     $   13,788        $    18,628       $    9,973        $    42,389
                                            ================  ================  ================  =================

          Operating income                    $    1,579        $       100       $    1,571        $     3,250
                                            ================  ================  ================  =================

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 4:-  SEGMENT REPORTING (Cont.)

                                                                   YEAR ENDED DECEMBER 31, 2003

                                              CUT & SEW                    HEALTHCARE
                                              - ISRAEL       SEAMLESS         USA         ADJUSTMENTS      CONSOLIDATED
                                            -------------  ------------  -------------  ---------------   -------------
          Sales to unaffiliated customers     $  51,944      $  72,856     $   38,286     $         -       $  163,086
          Inter-segmental sales                   1,469              -              -          (1,469)               -
                                            -------------  ------------  -------------  ---------------   -------------

          Total sales                         $  53,413      $  72,856     $   38,286     $    (1,469)      $  163,086
                                            =============  ============  =============  ===============   =============

          Operating income (loss)             $   1,026      $  (3,046)    $    6,693     $         -       $    4,673
                                            =============  ============  =============  ===============

          Financial expenses, net                                                                                5,628
          Other income, net                                                                                        228
                                                                                                          -------------

          Loss before tax on income                                                                         $      727
                                                                                                          =============

          Depreciation and amortization       $   1,809      $   5,442     $      422     $         -       $    7,673
                                            =============  ============  =============  ===============   =============

          Identifiable and total assets
            at December 31, 2003              $  39,628      $ 101,202     $   44,392     $         -       $  185,222
                                            =============  ============  =============  ===============

          Corporate assets                                                                                      17,499
                                                                                                          -------------

          Total assets                                                                                      $  202,721
                                                                                                          =============

                                                       - - - - - - - - - - - - - -

                                 [LOGO] TEFRON



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


     Tefron Ltd. manufactures intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Nike, Mervyn's, Patagonia and Adidas, as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. Our Healthcare Division manufactures and sells a range of textile healthcare products.

     We are known for the technological innovation of our Hi-Tex and Cut-and-Sew manufacturing processes. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

     The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

                                 [LOGO] TEFRON


     SALES

     Sales for the quarter ended March 31, 2004 increased by 15.3% to $48.9 million, compared to sales of $42.4 million for the quarter ended March 31, 2003. This increase in sales was due primarily to an increase in sales to one of our Mass Market customers and sales of swimwear by Macro, which was purchased by Tefron in May 2003.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 21.7% to $41.6 million in the first quarter of 2004 as compared to $34.2 million in the equivalent period of 2003. This increase in cost of sales was primarily due to the increase in sales, operating inefficiencies and extra costs mainly resulting from developing and producing new and more complicated garments in shorter production runs. These inefficiencies mainly reflected in increased raw material consumption, cost of labor and factory expenses. As a percentage of sales, cost of sales increased to 85.2% in the first quarter of 2004, compared to 80.7% in the first quarter of 2003. This increase was mainly caused by the operating inefficiencies described above. Although we believe that our efficiency will improve as we continue to manufacture our new product lines, we cannot assure that we will be able to return to our previous efficiency levels in the future.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 6.5% to $5.2 million in the first quarter of 2004 as compared to $4.9 million in the equivalent period of 2003. This increase was mainly due to airfreight charges caused by delays in supplying orders to customers resulting from the operating inefficiencies referred to above. As a percentage of sales, selling, general and administrative expenses decreased to 10.7% in the first quarter of 2004 as compared to 11.6% in the first quarter of 2003.

     FINANCING EXPENSES, NET

     Financing expenses decreased to $0.4 million in the three months period ended March 31, 2004 as compared to $1.2 million in the equivalent period of 2003. This decrease was mainly caused by positive exchanges rate differences of approximately $ 0.7 million due to the strengthening of the USD compared to the NIS and the EURO. We believe that subsequent to the closing of the equity financings of $20 million on April 22, 2004, our financing expenses will be reduced by approximately $800,000 annually.

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                                 [LOGO] TEFRON


     INCOME TAXES

     Tax expenses for the first quarter of 2004 were $0.9 million as compared to $0.5 million for the first quarter of 2003. The pretax income for the first quarter of 2004 was $1.6 million as compared to $2.2 million for the first quarter of 2003. The main reasons for the increase in the reported tax rate were one time tax expenses and reduction of deferred taxes in the aggregate amount of approximately $ 0.4 million in our US subsidiary Alba Waldensian, as a result of an adjustment of our expected utilization of deferred taxes in light of expected future earnings. Although we currently estimate that we will be able to utilize the remaining balance of the deferred taxes in Alba, we cannot assure that we will be able to do so.

LIQUIDITY AND CAPITAL RESOURCES

During the first quarter of 2004, we generated $2.5 million of cash flow from operations which, together with the outstanding cash at the beginning of year, enabled the repayment of $4.4 million in bank long term loans and investment of $ 1.7 million in machinery and equipment. We also received government grants in the sum of $0.3 million during the first quarter of 2004.

At March 31, 2004, the company had cash and cash equivalents of $2.8 million as compared to $5.9 million a year earlier. On April 22, 2004 the company finalized the closing of equity investment agreements with two groups of investors and received $20 million in cash which was mainly used to reduce our short term bank debt.